UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 22, 2009

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Spanish Antitrust Investigation

On September 22, 2009, officers of the Spanish National Antitrust Commission (Comisión Nacional de la Competencia) conducted a search of the premises of our subsidiary in Spain, CEMEX España, S.A. According to the Spanish National Antitrust Commission, this search is a preliminary step in a sector-wide investigation of the companies involved in the production and commercialization of cement, ready-mix concrete and aggregates in Spain for possible unlawful practices consisting of price fixing and market sharing agreements in violation of Spanish antitrust regulations. According to the Spanish National Antitrust Commission, it may decide to initiate a formal proceeding alleging violations of Spanish antitrust regulations by any of the companies in the sector including CEMEX España, S.A. According to the Spanish National Antitrust Commission, if it decides to initiate any such proceedings and proves the above mentioned unlawful practices, it may impose penalties of up to 10% of the total sales volumes of the relevant companies pursuant to Spanish antitrust regulations.

This report on Form 6-K shall be deemed to be incorporated by reference into (i) CEMEX, S.A.B. de C.V.’s (“CEMEX”) Registration Statement on Form F-3 (Registration No. 333-161787), filed with the Securities and Exchange Commission (the “Commission”) on September 8, 2009, (ii) CEMEX’s Registration Statement on Form S-8 (Registration No. 333-128657), filed with the Commission on September 28, 2008, (iii) CEMEX’s Registration Statement on Form S-8 (Registration No. 333-86090) filed with the Commission on April 11, 2002, (iv) CEMEX’s Registration Statement on Form S-8 (Registration No. 333-83962) filed with the Commission on March 7, 2002 and (v) CEMEX’s Registration Statement on Form S-8 (Registration No. 333-13970) filed with the Commission on September 28, 2001, and to be part thereof from the date this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V. (Registrant)

Date: September 22, 2009	By:	/s/ Ramiro Villarreal
	Name: Title:	Ramiro Villarreal General Counsel